RECEIVED

2009 FEB 13 P 12:11

19 January 2009

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

[redacted]

09045319

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 31 December 2008 and 2 January 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAR 2 2009
THOMSON REUTERS

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

ANNOUNCEMENT

On 22 October 2008, the Securities and Futures Commission made an announcement in the following terms: "The Securities and Futures Commission (SFC) wishes to confirm that a formal investigation has been commenced into the affairs of CITIC Pacific Limited. The SFC has no further statement to make at this point in time." For the purpose of compliance with the amended Listing Rules 13.51B(2) and 13.51(2)(u), which become effective in their amended form as of 1 January 2009, Mr. Ho Hau-Hay, Hamilton, being an independent non-executive director of the Company, confirms that he is a subject of the investigation into the affairs of CITIC Pacific Limited referred to by the SFC. The Company has no reason to believe that the SFC's investigation concerns, either directly or indirectly, any aspect of the affairs of the Company.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 2 January 2009

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving, confirming and ratifying the Agreement was duly passed by way of poll by the Independent Shareholders at the EGM held on 31 December 2008.

Reference is made to the circular of the Company dated 15 December 2008 ("**Circular**") in relation to, among other matters, the connected transactions in relation to the acquisition by NWCL (through its wholly-owned subsidiaries) of additional interests in Ramada, Faith Yard, Fortune Star and Huai Hai, and the disposal by NWCL (through itself or its wholly-owned subsidiary) of interests in Shangxian Lane and Juyi. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless otherwise specified herein.

The Board is pleased to announce that the resolution to approve, ratify and confirm the Agreement and the transactions contemplated thereunder (the "**Resolution**") was duly passed by the Independent Shareholders by poll as an ordinary resolution at the EGM held on 31 December 2008.

Tricor Tengis Limited, the share registrar of the Company, was appointed as the scrutineer for the vote-taking at the EGM. The poll results for the Resolution were as follows:

Ordinary Resolution(Note1)	**Number of Votes (%)**(Note2)	
	For	**Against**
To approve the Agreement.	2,526,908,258 (99.43%)	14,436,320 (0.57%)

Notes: 1. The full text of the Resolution is set out in the notice of the EGM.

2.The number of votes and percentage are based on the total number of shares held by the Independent Shareholders who voted at the EGM in person or by proxy or corporate representative.

As at the date of the EGM, there were a total of 3,758,418,779 Shares in issue. So far as the Directors are aware, Mr. Doo and his associates who, in aggregate, held 1,387,323 Shares, representing approximately 0.04% of the issued share capital of the Company as at the date of the EGM, were required to abstain and did abstain from voting on the Resolution at the EGM. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the

Resolution at the EGM was 3,757,031,456 Shares. None of the Shareholders was entitled to attend and vote only against the Resolution at the EGM.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 31 December 2008

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

END